Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Third Quarter 2026 Unaudited Financial Results

•	A total of 2,288 hotels, or 254,800 hotel rooms, in operation as of September 30, 2026.

•	Net revenues for the third quarter of 2026 increased by 30.5% year-over-year to RMB3,429 million (US$511 million).

•	Net income for the third quarter of 2026 decreased by 5.5% year-over-year to RMB448 million (US$67 million).

•	Adjusted net income (non-GAAP)[1] for the third quarter of 2026 increased by 26.2% year-over-year to RMB615 million (US$92 million).

•	EBITDA (non-GAAP)[2] for the third quarter of 2026 increased by 6.6% year-over-year to RMB716 million (US$107 million).

•	Adjusted EBITDA (non-GAAP)[3] for the third quarter of 2026 increased by 28.8% year-over-year to RMB883 million (US$132 million).

SHANGHAI, China, November 10, 2026 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading lifestyle group in China, today announced its unaudited financial results for the third quarter ended September 30, 2026.

Third Quarter of 2026 Highlights

As of September 30, 2026, there were 2,288 hotels with a total of 254,800 hotel rooms in operation across Atour’s hotel network, representing increases of 17.5% and 16.2% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of September 30, 2026, there were 778 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB453 for the third quarter of 2026, compared with RMB447 for the same period of 2025 and RMB438 for the previous quarter.

The occupancy rate4 was 79.7% for the third quarter of 2026, compared with 80.2% for the same period of 2025 and 76.2% for the previous quarter.

The revenue per available room4 (“RevPAR”) was RMB373 for the third quarter of 2026, compared with RMB371 for the same period of 2025 and RMB345 for the previous quarter.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

The revenue generated from our retail business was RMB1,362 million for the third quarter of 2026, representing an increase of 61.0% year-over-year.

“In the third quarter of 2026, both our hotel and retail businesses sustained strong momentum,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “For the hotel business, guided by our ‘quality-first’ principle, we steadily expanded our high-quality hotel network, reaching 2,288 hotels in operation by the end of the quarter. By further refining the positioning and product features of our diverse brands, we are able to offer hotel guests a richer and more varied accommodation experience. For the retail business, Atour Planet maintained rapid growth, generating approximately RMB1.36 billion in retail revenue in the quarter, up more than 60% year-over-year. Our core categories continued to strengthen, and strategic categories achieved further breakthroughs. The deepening of our systemic capabilities has laid a solid foundation for the healthy growth of our retail business.”

“Looking ahead, we will continue to advance our ‘Chinese Experience, Brand-Led Excellence’ strategy, further strengthening our experience advantage, connecting with users through our brands and embedding innovation into every aspect of our hotel and retail operations. We strive to be a warm and lasting companion to our users, driving the Group's long-term, high-quality and steady development,” concluded Mr. Wang.

Third Quarter of 2026 Unaudited Financial Results

(RMB in thousands)	Q3 2025	Q3 2026
Revenues:
Manachised hotels	1,560,266	1,878,117
Leased hotels	164,158	133,648
Retail	846,337	1,362,217
Others	57,209	55,339
Net revenues	2,627,970	3,429,321

Net revenues. Our net revenues for the third quarter of 2026 increased by 30.5% to RMB3,429 million (US$511 million) from RMB2,628 million for the same period of 2025. The increase was mainly driven by growth in the manachised hotel and retail businesses.

•	Manachised hotels. Revenues from our manachised hotels for the third quarter of 2026 increased by 20.4% to RMB1,878 million (US$280 million) from RMB1,560 million for the same period of 2025. The increase was primarily driven by our ongoing hotel network expansion and supply chain business development. The total number of our manachised hotels increased from 1,924 as of September 30, 2025 to 2,271 as of September 30, 2026.

•	Leased hotels. Revenues from our leased hotels for the third quarter of 2026 decreased by 18.6% to RMB134 million (US$20 million) from RMB164 million for the same period of 2025. The decrease was primarily due to the decrease in the number of leased hotels as a result of our product mix optimization and we mainly rely on the manachise model to drive a scalable, asset-light expansion of our hotel network. The total number of our leased hotels decreased from 24 as of September 30, 2025 to 17 as of September 30, 2026.

•	Retail. Revenues from retail for the third quarter of 2026 increased by 61.0% to RMB1,362 million (US$203 million) from RMB846 million for the same period of 2025. The increase was driven by growing recognition of our retail brands and effective product innovation and development as we successfully broadened our product offerings.

•	Others. Revenues from others for the third quarter of 2026 decreased by 3.3% to RMB55 million (US$8 million) from RMB57 million for the same period of 2025.

(RMB in thousands)	Q3 2025	Q3 2026
Operating costs and expenses:
Hotel operating costs	(1,081,694)	(1,248,398)
Retail costs	(400,144)	(652,695)
Other operating costs	(7,726)	(5,657)
Selling and marketing expenses	(354,722)	(528,904)
General and administrative expenses	(100,451)	(263,214)
Technology and development expenses	(44,447)	(67,614)
Total operating costs and expenses	(1,989,184)	(2,766,482)

Operating costs and expenses for the third quarter of 2026 were RMB2,766 million (US$413 million), including RMB167 million share-based compensation expenses, compared with RMB1,989 million, including RMB13 million share-based compensation expenses for the same period of 2025.

•	Hotel operating costs for the third quarter of 2026 were RMB1,248 million (US$186 million), compared with RMB1,082 million for the same period of 2025. The increase was mainly due to the increase in variable costs, such as supply chain costs and hotel manager costs, associated with our ongoing hotel network expansion. Hotel operating costs accounted for 62.1% of manachised and leased hotels’ revenues for the third quarter of 2026, compared with 62.7% for the same period of 2025.

•	Retail costs for the third quarter of 2026 were RMB653 million (US$97 million), compared with RMB400 million for the same period of 2025. The increase was associated with the rapid growth of our retail business. Retail costs accounted for 47.9% of retail revenues for the third quarter of 2026, compared with 47.3% for the same period of 2025.

•	Other operating costs for the third quarter of 2026 were RMB6 million (US$0.8 million), compared with RMB8 million for the same period of 2025.

•	Selling and marketing expenses for the third quarter of 2026 were RMB529 million (US$79 million), compared with RMB355 million for the same period of 2025. The increase was mainly due to our enhanced investment in branding and the effective development of online channels, aligned with the growth of our retail business. Selling and marketing expenses accounted for 15.4% of net revenues for the third quarter of 2026, compared with 13.5% for the same period of 2025.

•	General and administrative expenses for the third quarter of 2026 were RMB263 million (US$39 million), including RMB138 million share-based compensation expenses, compared with RMB100 million, including RMB10 million share-based compensation expenses for the same period of 2025. Excluding the share-based compensation expenses, the increase was primarily due to an increase in labor costs. General and administrative expenses, excluding share-based compensation expenses, accounted for 3.7% of net revenues for the third quarter of 2026, compared with 3.4% for the same period of 2025.

•	Technology and development expenses for the third quarter of 2026 were RMB68 million (US$10 million), compared with RMB44 million for the same period of 2025. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and retail business, and to improve customer experience. Technology and development expenses accounted for 2.0% of net revenues for the third quarter of 2026, compared with 1.7% for the same period of 2025.

Other operating income, net for the third quarter of 2026 was RMB1.3 million (US$0.2 million), compared with RMB13 million for the same period of 2025. The decrease was mainly due to a decrease in income from government subsidies.

Income from operations for the third quarter of 2026 was RMB664 million (US$99 million), compared with RMB651 million for the same period of 2025.

Income tax expense for the third quarter of 2026 was RMB264 million (US$39 million), compared with RMB201 million for the same period of 2025.

Net income for the third quarter of 2026 was RMB448 million (US$67 million), representing a decrease of 5.5% compared with RMB474 million for the same period of 2025.

Adjusted net income (non-GAAP) for the third quarter of 2026 was RMB615 million (US$92 million), representing an increase of 26.2% compared with RMB488 million for the same period of 2025.

Basic and diluted income per share/American depositary share (ADS). For the third quarter of 2026, basic income per share was RMB1.11 (US$0.17), and diluted income per share was RMB1.10 (US$0.16). For the third quarter of 2026, basic income per ADS was RMB3.33 (US$0.51), and diluted income per ADS was RMB3.30 (US$0.48).

EBITDA (non-GAAP) for the third quarter of 2026 was RMB716 million (US$107 million), representing an increase of 6.6% compared with RMB672 million for the same period of 2025.

Adjusted EBITDA (non-GAAP) for the third quarter of 2026 was RMB883 million (US$132 million), representing an increase of 28.8% compared with RMB685 million for the same period of 2025.

Cash flows. Operating cash inflow for the third quarter of 2026 was RMB604 million (US$90 million). Investing cash outflow for the third quarter of 2026 was RMB1,703 million (US$254 million). Financing cash outflow for the third quarter of 2026 was RMB72 million (US$11 million), which was mainly attributable to stock repurchases.

Cash and cash equivalents and restricted cash. As of September 30, 2026, the Company had a total balance of cash and cash equivalents and restricted cash of RMB2.8 billion (US$413 million).

Debt financing. As of September 30, 2026, the Company had total outstanding borrowings of RMB237 million (US$35 million).

Outlook

For the full year of 2026, the Company currently expects total net revenues to increase by 33% to 35% compared with the full year of 2025.

This outlook is based on current market conditions and the Company’s preliminary estimates, which are subject to changes.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Tuesday, November 10, 2026 (or 8:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Third Quarter of 2026 Earnings Conference Call

Pre-registration Link: https://register-conf.media-server.com/register/BI09497037ec5f48ecae605c71dac1b26b

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; adjusted net income per ordinary share - Diluted, which is defined as net income attributable to the Company excluding share-based compensation expenses divided by the number of weighted average ordinary shares used in calculating net income per ordinary share - Diluted; EBITDA, which is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income, adjusted net income per ordinary share – Diluted, and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading lifestyle group in China that operates both hospitality and retail businesses. As a leader in quality living, Atour is dedicated to creating an intimate ambiance where people can warmly connect. Guided by its people-serving philosophy, Atour continuously refines its products and services to curate exceptional experiences for every user.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	September 30,
	2025	2026
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	3,303,949	2,747,126	409,744
Short-term investments	2,562,745	3,509,560	523,463
Accounts receivable	341,446	348,742	52,016
Prepayments and other current assets	675,974	705,548	105,235
Amounts due from related parties	192,289	225,616	33,651
Inventories	278,802	265,042	39,532
Total current assets	7,355,205	7,801,634	1,163,641
Non-current assets
Restricted cash	16,223	21,732	3,241
Contract costs	134,268	139,845	20,858
Property and equipment, net	225,603	187,748	28,003
Operating lease right-of-use assets	1,108,548	819,676	122,258
Intangible assets, net	4,712	3,802	567
Goodwill	17,446	17,446	2,602
Other assets	51,905	45,236	6,747
Deferred tax assets	253,596	236,160	35,224
Total non-current assets	1,812,301	1,471,645	219,500
Total assets	9,167,506	9,273,279	1,383,141

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	230,201	260,255	38,818
Accounts payable	821,997	1,043,977	155,713
Deferred revenue, current	701,147	501,953	74,868
Salary and welfare payable	316,562	347,711	51,862
Accrued expenses and other payables	1,090,394	1,094,235	163,209
Income taxes payable	312,302	306,585	45,728
Short-term borrowings	250,000	235,000	35,051
Amounts due to related parties	2,886	2,256	336
Total current liabilities	3,725,489	3,791,972	565,585
Non-current liabilities
Operating lease liabilities, non-current	1,042,719	722,752	107,801
Deferred revenue, non-current	526,439	546,448	81,505
Long-term borrowings, non-current portion	2,000	2,000	298
Other non-current liabilities	290,058	310,212	46,269
Total non-current liabilities	1,861,216	1,581,412	235,873
Total liabilities	5,586,705	5,373,384	801,458

1 Translations of balances in the consolidated financial statements from RMB into US$ for the third quarter of 2026 and as of September 30, 2026 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 6.7045, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2026.

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	September 30,
	2025	2026
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	246	238	35
Class B ordinary shares	56	56	8
Treasury shares	(326,400)	(108,232)	(16,143)
Additional paid in capital	1,758,365	929,743	138,674
Retained earnings	2,195,519	3,163,220	471,806
Accumulated other comprehensive loss	(34,307)	(72,605)	(10,829)
Total equity attributable to shareholders of the Company	3,593,479	3,912,420	583,551
Non-controlling interests	(12,678)	(12,525)	(1,868)
Total shareholders’ equity	3,580,801	3,899,895	581,683
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	9,167,506	9,273,279	1,383,141

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2025	2026		2025	2026
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	1,560,266	1,878,117	280,128	3,891,643	5,171,534	771,353
Leased hotels	164,158	133,648	19,934	442,318	383,855	57,253
Retail	846,337	1,362,217	203,180	2,504,965	4,007,938	597,798
Others	57,209	55,339	8,253	163,407	167,582	24,996
Net revenues	2,627,970	3,429,321	511,495	7,002,333	9,730,909	1,451,400
Operating costs and expenses:
Hotel operating costs	(1,081,694)	(1,248,398)	(186,203)	(2,711,070)	(3,582,814)	(534,389)
Retail costs	(400,144)	(652,695)	(97,352)	(1,188,112)	(1,925,090)	(287,134)
Other operating costs	(7,726)	(5,657)	(844)	(21,947)	(15,313)	(2,285)
Selling and marketing expenses	(354,722)	(528,904)	(78,888)	(1,030,466)	(1,536,013)	(229,102)
General and administrative expenses	(100,451)	(263,214)	(39,259)	(351,810)	(533,015)	(79,501)
Technology and development expenses	(44,447)	(67,614)	(10,085)	(126,402)	(174,863)	(26,081)
Total operating costs and expenses	(1,989,184)	(2,766,482)	(412,631)	(5,429,807)	(7,767,108)	(1,158,492)
Other operating income, net	12,670	1,342	200	30,393	136,588	20,373
Income from operations	651,456	664,181	99,064	1,602,919	2,100,389	313,281
Interest income	18,595	9,972	1,487	60,312	27,857	4,155
Gain from short-term investments	13,015	12,296	1,834	31,540	35,799	5,340
Interest expense	(477)	(1,721)	(257)	(1,872)	(4,981)	(743)
Other (expenses) income, net	(6,900)	27,449	4,096	(22,800)	38,341	5,718
Income before income tax	675,689	712,177	106,224	1,670,099	2,197,405	327,751
Income tax expense	(201,299)	(263,706)	(39,333)	(527,281)	(737,523)	(110,004)
Net income	474,390	448,471	66,891	1,142,818	1,459,882	217,747
Less: net income (loss) attributable to non-controlling interests	670	(187)	(28)	2,164	153	23
Net income attributable to the Company	473,720	448,658	66,919	1,140,654	1,459,729	217,724

Net income	474,390	448,471	66,891	1,142,818	1,459,882	217,747
Other comprehensive loss
Foreign currency translation adjustments, net of nil income taxes	(5,018)	(12,788)	(1,907)	(29,772)	(38,298)	(5,712)
Other comprehensive loss, net of nil income taxes	(5,018)	(12,788)	(1,907)	(29,772)	(38,298)	(5,712)
Total comprehensive income	469,372	435,683	64,984	1,113,046	1,421,584	212,035
Less: Comprehensive income (loss) attributable to non-controlling interests	670	(187)	(28)	2,164	153	23
Comprehensive income attributable to the Company	468,702	435,870	65,012	1,110,882	1,421,431	212,012
Net income per ordinary share
—Basic	1.14	1.11	0.17	2.74	3.58	0.53
—Diluted	1.13	1.10	0.16	2.72	3.54	0.53
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	416,249,869	405,244,407	405,244,407	415,735,035	407,772,546	407,772,546
—Diluted	420,259,104	409,404,982	409,404,982	419,755,975	411,862,865	411,862,865

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2025	2026		2025	2026
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	630,839	604,046	90,098	1,399,310	1,731,598	258,274
Cash flows from investing activities:
Payment for purchases of property and equipment	(25,828)	(2,681)	(400)	(74,099)	(12,988)	(1,937)
Proceeds from disposal of property and equipment	255	783	117	4,995	783	117
Payment for purchases of intangible assets	(27)	(560)	(84)	(254)	(2,350)	(351)
Payment for purchases of short-term investments	(4,088,000)	(6,413,000)	(956,522)	(10,905,000)	(16,152,460)	(2,409,197)
Proceeds from maturities of short-term investments	3,523,264	4,712,928	702,950	9,135,630	15,241,444	2,273,316
Net cash used in investing activities	(590,336)	(1,702,530)	(253,939)	(1,838,728)	(925,571)	(138,052)
Cash flows from financing activities:
Proceeds from borrowings	-	-	-	35,000	15,000	2,237
Repayment of borrowings	-	-	-	(30,000)	(30,000)	(4,475)
Proceeds from stock option exercises	5,416	4,453	664	18,747	9,818	1,464
Payment for dividends	-	-	-	(418,188)	(492,028)	(73,388)
Payment for share repurchases	(85,310)	(67,398)	(10,053)	(85,310)	(820,457)	(122,374)
Others	-	(9,368)	(1,397)	-	(14,751)	(2,199)
Net cash used in financing activities	(79,894)	(72,313)	(10,786)	(479,751)	(1,332,418)	(198,735)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(5,760)	(7,910)	(1,181)	(28,837)	(24,923)	(3,717)
Net decrease in cash and cash equivalents and restricted cash	(45,151)	(1,178,707)	(175,808)	(948,006)	(551,314)	(82,230)
Cash and cash equivalents and restricted cash at the beginning of the period	2,716,775	3,947,565	588,793	3,619,630	3,320,172	495,215
Cash and cash equivalents and restricted cash at the end of the period	2,671,624	2,768,858	412,985	2,671,624	2,768,858	412,985

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2025	2026		2025	2026
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	474,390	448,471	66,891	1,142,818	1,459,882	217,747
Share-based compensation expenses, net of tax effect of nil[2]	13,314	166,889	24,892	116,701	203,674	30,378
Adjusted net income (non-GAAP)	487,704	615,360	91,783	1,259,519	1,663,556	248,125

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2025	2026		2025	2026
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income per ordinary share - Diluted (GAAP)	1.13	1.10	0.16	2.72	3.54	0.53
Share-based compensation expenses, net of tax effect of nil per ordinary share[2]	0.03	0.41	0.06	0.28	0.50	0.07
Adjusted net income per ordinary share - Diluted (non-GAAP)	1.16	1.51	0.22	3.00	4.04	0.60

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2025	2026		2025	2026
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	474,390	448,471	66,891	1,142,818	1,459,882	217,747
Interest income	(18,595)	(9,972)	(1,487)	(60,312)	(27,857)	(4,155)
Interest expense	477	1,721	257	1,872	4,981	743
Income tax expense	201,299	263,706	39,333	527,281	737,523	110,004
Depreciation and amortization	14,321	12,045	1,796	40,317	41,137	6,136
EBITDA (non-GAAP)	671,892	715,971	106,790	1,651,976	2,215,666	330,475
Share-based compensation expenses	13,314	166,889	24,892	116,701	203,674	30,378
Adjusted EBITDA (non-GAAP)	685,206	882,860	131,682	1,768,677	2,419,340	360,853

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q3 2026	Closed in Q3 2026	As of September 30, 2026	As of September 30, 2026
Manachised hotels	128	13	2,271	251,963
Leased hotels	-	2	17	2,837
Total	128	15	2,288	254,800

		As of September 30, 2026
		Properties		Rooms
Hotel Brand	Positioning	Manachised	Leased
A.T. House	Luxury	-	1	214
SAVHE	Upscale	2	1	487
Atour S	Upscale	97	1	13,396
Atour Origin	Upper midscale	71	1	8,492
Atour	Upper midscale	1,696	12	192,659
Atour X	Upper midscale	172	1	18,316
Atour Light	Midscale	233	-	21,236
Total		2,271	17	254,800

	All Hotels in Operation
	Three Months Ended	Three Months Ended	Three Months Ended
	September 30, 2025	June 30, 2026	September 30, 2026
Occupancy rate[3] (in percentage)
Manachised hotels	80.1%	76.2%	79.7%
Leased hotels	85.0%	82.3%	83.7%
All hotels	80.2%	76.2%	79.7%

ADR[3] (in RMB)
Manachised hotels	444.2	435.6	450.7
Leased hotels	602.3	597.4	607.3
All hotels	447.2	437.9	452.9

RevPAR[3] (in RMB)
Manachised hotels	368.2	343.1	370.8
Leased hotels	541.9	518.1	534.5
All hotels	371.3	345.4	373.0

	Hotels in Operation for More Than 18 Months in Q3 2026[4]
	Number of hotels		Same-hotel Occupancy[3] (in percentage)		Same-hotel ADR[3] (in RMB)		Same-hotel RevPAR[3] (in RMB)
	Q3 2025	Q3 2026	Q3 2025	Q3 2026	Q3 2025	Q3 2026	Q3 2025	Q3 2026
Manachised hotels	1,521	1,521	81.1%	79.4%	440.8	431.2	369.7	354.1
Leased hotels	17	17	85.3%	83.7%	574.5	568.0	518.7	500.7
All hotels	1,538	1,538	81.1%	79.5%	443.1	433.7	372.2	356.6

3 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

4 For any given period, we define “same-hotel” as a hotel that has operated for more than 18 calendar months as of the 15th day (inclusive) of any month within that period. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the given period, compared to the corresponding metrics generated by these “same hotels” during the same period in 2025.